Filed by Insurance Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Insurance Acquisition Corp.

Commission File No.: 001-38839

This filing relates to a proposed business combination involving Insurance Acquisition Corp. and Shift Technologies, Inc.

The following is a communication sent to all Shift Technologies, Inc. personnel on September 10, 2020. The following communication was also published on Shift Technologies, Inc.’s blog and posted on various social media platforms.

Today we are excited to announce three new members of Shift’s Board of Directors as we prepare to complete our de-SPAC process and become a public company: Adam Nash, Kellyn Kenny, Victoria McInnis. Adam has been formally on our board since May, when we started the SPAC conversations, and Victoria and Kellyn will be joining concurrently with our public listing.

Over the years, we’ve been thinking about how we wanted the board configured as the company grows. As a soon-to-be-public company, there were several factors we deemed critical in choosing these members, including:

●	Technology and product experience: Shift is, at its core, a technology innovator, and we believe it is critical to maintain that DNA on the board as we scale. Adam has paved the way for groundbreaking consumer technology products, serving as CEO of Wealthfront, early Vice President of Product at LinkedIn, and Vice President of Product at Dropbox. Adam has been an angel investor in Shift from the earliest days, and he has been a valuable voice on the board throughout the period that we’ve been working on the SPAC transaction. We are excited to have a strong product and technology voice among our directors as we continue to create amazing products for our customers.

●	Brand marketing experience: A key part of Shift’s go-forward strategy is to use a variety of tactics to build our brand, both in our existing markets and new markets as we enter them. Because of this, having a board member with a strong marketing background is valuable. This is why we are so excited about Kellyn, who as the most recent CMO of Hilton has extensive marketing leadership chops, and has over her career worked on building iconic consumer brands such as Capital One (one of the largest automotive lenders and stand out brand in a considered purchase category), Uber, and Microsoft.

●	Audit and financial controls experience: As a public company, we will face a new level of requirements as related to our internal controls and audit. To this end, having an audit chair who has intimate experience with managing the audit process and can help us implement the right procedures for Sarbanes-Oxley is critical. Victoria has incredible experience in these areas, as Vice President for Internal Audit and Chief Tax Officer at General Motors. In addition to her audit experience in the automotive industry, she has been part of a SPAC transaction, so has experience with the type of transaction we are doing for Shift. She will be a fantastic addition to our board on a strategic level and as Chair of our Audit Committee.

We still have two board seat searches ongoing that we will aim to fill in the coming quarters. These are build around these key criteria:

●	Public company CEO and founder experience: We believe that Shift and our senior management would benefit greatly from a board member who has extensive experience as a CEO and company builder of a public company, who can help us think strategically about our long-term objectives and how to build a lasting company, and be a strong mentor and coach to us as we grow the business.

●	Public capital market experience: As a public company, Shift will be an active participant in public capital markets. We see great benefit in bringing on a director who has deep relationships in the financial markets and can help us navigate the many nuances and complexities that come with being a publicly traded company. This could be either an experienced and well respected CFO, an investment banking leader, or a former CEO who navigated capital markets extensively.

In the coming quarters, we expect that certain of our existing pre-public board members will transition out, after many years of dedicated service to Shift, and we will look to replace them with directors who can further round-out the board by bringing a new set of backgrounds and experiences to the table. As we have previously, our goal is ensure that we have a diverse board and we are able to draw on candidates with varying backgrounds.

We also want to express deep gratitude to Emily Melton and Manish Patel, who have served on Shift’s board for nearly six years, to Jason Krikorian, who has been an investor for six years and a board member for two, as well as to our previous board members who have served Shift over time, for all the hard work that they have put in over the years to help Shift succeed. We appreciate Emily, Manish, and Jason’s willingness to stay on the board for the next few quarters helping ensure continuity as we onboard new directors.

We couldn’t be more excited to welcome Kellyn, Victoria, and Adam to our team as we continue to build the platform for making car purchase and ownership simple and accessible to everyone. The added strength, diversity and leadership they bring will be invaluable as we become a public company.

Best,

George and Toby

Caution Regarding Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Insurance Acquisition Corp., Shift Technologies, Inc. or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement and Plan of Merger due to the failure to obtain approval of the stockholders of Insurance Acquisition Corp. or other conditions to closing in the Agreement and Plan of Merger; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement and Plan of Merger; (4) the risk that the proposed transaction disrupts current plans and operations of Shift Technologies, Inc. as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; (8) the possibility that Shift Technologies, Inc. may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Insurance Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Insurance Acquisition Corp. and Shift Technologies, Inc. undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information About the Transaction and Where to Find It

The Company has filed with the SEC a Registration Statement on Form S-4, which includes a preliminary proxy statement/prospectus in connection with the Merger and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and to read, when available, the definitive proxy statement/prospectus in connection with the Company’s solicitation of proxies for its stockholders’ meeting to be held to approve the Merger because the proxy statement/prospectus contains important information about the Company, Shift and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Merger. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Insurance Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, Attn: Joseph Pooler.

Participants in Solicitation

The Company, Shift and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of the Company’s stockholders with respect to the approval of the Merger. Information regarding the Company’s directors and officers and a description of their interests in the Company is contained in the preliminary proxy statement/prospectus for the Merger. Additional information regarding the participants in the proxy solicitation, including Shift’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, is included in the preliminary proxy statement/prospectus for the Merger and will be included in the definitive proxy statement/prospectus for the Merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to the Company as described above under “Additional Information About the Transaction and Where to Find It.”

In connection with the Merger, at any time prior to the special meeting to approve the Merger, certain existing Company stockholders, which may include certain of the Company’s officers, directors and other affiliates, may enter into transactions with stockholders and other persons with respect to the Company’s securities to provide such investors or other persons with incentives in connection with the approval and consummation of the Merger. While the exact nature of such incentives has not yet been determined, they might include, without limitation, arrangements to purchase shares from or sell shares to such investors and persons at nominal prices or prices other than fair market value. These stockholders will only effect such transactions when they are not then aware of any material nonpublic information regarding the Company, Shift or their respective securities.

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